

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 28, 2008

Jeffrey W. Epstein
General Counsel and Secretary
TerreStar Corporation
12010 Sunset Hills Road, 9th Floor
Reston, VA 20190

> **Re:** **TerreStar Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 29, 2008**
> **File No. 001-33546**

Dear Mr. Epstein:

We have limited our review of your preliminary information statement on Schedule 14C to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment of Certificate of Incorporation, page 10</u>

1.   Please disclose: (i) the total number of common shares potentially issuable upon exchange of the exchangeable notes (including upon conversion of junior preferred stock issuable upon exchange of the exchangeable notes) and issuable pursuant to the spectrum agreements (including upon conversion of junior preferred stock issuable pursuant to the spectrum agreements); and (ii) the number of remaining common shares that would be authorized but unissued after such issuances.

        Please disclose whether or not you currently have any plans for issuance of such remaining authorized common shares. If you do have plans to issue such remaining common shares, please include materially complete descriptions of the future financings, acquisitions or otherwise.

<u>Issuance of Stock In Connection With Exchange of Exchangeable Notes, page 11</u>

2.   Please disclose the total number of common shares, preferred shares and additional common shares upon conversion of preferred shares that are potentially issuable upon exchange of the exchangeable notes based on the current exchange ratios. Include disclosure of how many of such shares are issuable to each of Echostar, Harbinger and the other significant stockholder investors.

<u>Issuance of Stock In Connection With Exchange of Exchangeable Notes, page 11</u>
<u>Issuance of Stock In Connection With Spectrum Agreements; Acquisition of Spectrum, page 11</u>

3.   Provide quantitative disclosure of the extent of potential dilution to existing stockholders as a result of the potential issuances to be authorized. Also provide quantitative disclosure of the potential interest in the company, collectively and individually, of Harbinger, Echostar and the other significant stockholder investors as a result of the transactions assuming maximum exchange, conversion and issuance pursuant to the exchangeable notes and spectrum agreements.

4.   We note your discussion of Nasdaq Marketplace rules requiring stockholder approval on page 24. Provide an assessment as to whether or not the authorized issuances could result in a change of control.

<u>Voting Securities and Principal Holders Thereof, page 24</u>

5.   It does not appear that the beneficial ownership table includes any voting securities issuable upon exchange of the exchangeable notes. Based on your disclosure on page 7 and elsewhere, it appears that holders of exchangeable notes currently have the right to exchange those notes for common shares. Please revise

the table to reflect beneficial ownership in accordance with Rule 13d-3(d)(1)(i) or explain why you determined not to include any such common shares.

<u>Incorporation of Certain Documents By Reference, page 29</u>

6.   Please incorporate your annual report on Form 10-K for the year ended December 31, 2007 or otherwise include the information required by Item 13 of Schedule 14A via Item 1 of Schedule 14C. If you are relying upon Instruction 1 to Item 13 in excluding this information, explain in your response letter the basis on which you conclude that the information is not deemed material to an understanding of the matter to be acted upon. Also note that we are monitoring your filing for compliance with outstanding staff comments on your Form 10-K for the year ended December 31, 2006.

*   *   *

As appropriate, please revise your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey W. Epstein
Terrestar Corporation
March 28, 2008
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Harrington, Attorney-Adviser, at 202-551-3576, or me, at 202-551-3810, with any other questions.

Sincerely,

/s/ Michele Anderson
Legal Branch Chief

cc: Barbara Becker
        Gibson, Dunn & Crutcher LLP
        Via facsimile: (212) 351-6202